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                                 UNITED STATES
                            SECURITIES AND EXCHANGE
                                  COMMISSION

                            Washington, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*


                                Video City, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  92653W 10 6
                                  -----------
                                 (CUSIP Number)


 F. Kim Cox, One Airport Center, 7700 N.E. Ambassador Place, Portland, Oregon
 ----------------------------------------------------------------------------
                                     97220
                                     -----

                                (503) 284-7581
                                --------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                March 25, 1998
                                --------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [X]
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-----------------------                                  ---------------------
  CUSIP NO.                             13D                   PAGE 2 OF 6
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mortco, Inc., a wholly-owned subsidiary of Rentrak Corporation.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCES OF FUNDS
 4
      WC, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(E) [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Oregon

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,196,572 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,196,572 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,196,572 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.93%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Video City, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 6840 District Boulevard, Bakersfield, California 93313.

ITEM 2.   IDENTITY AND BACKGROUND

     Mortco, Inc. ("Mortco"), is an Oregon corporation and wholly-owned subsidiary of Rentrak Corporation ("Rentrak"). Mortco is engaged in the business of making loans to, and equity investments in, home video specialty stores that participate in Rentrak's Pay-Per-Transaction ("PPT(R)") videocassette distribution system. Mortco's principal office is located at One Airport Center, 7700 N.E. Ambassador Place, Portland, Oregon 97220. The information required with respect to the executive officers and directors of Mortco and Rentrak is attached as Exhibit A.

     During the last five years, neither Mortco nor, to the best of Mortco's knowledge, any of the persons listed in Exhibit A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or been found to have violated such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mortco acquired an aggregate 665,112 shares of Common Stock pursuant to the terms of that certain Restructured Debt Agreement, dated March 25, 1998, whereby Rentrk (i) cancelled an aggregate of $940,324.31 of indebtedness owing by Sulpizio One, Inc. ("Sulpizio") in exchange for the issuance of 470,162 shares of Common Stock to Mortco, and (ii) cancelled an aggregate of $389,900.00 of indebtedness owing by Adventures in Video, Inc. ("AIV") in exchange for the issuance of 194,950 shares of Common Stock to Mortco. As a shareholder of Sulpizio, Mortco acquired an additional 9,900 shares of Common Stock by tendering 20,795 shares of Sulpizio common stock to the Issuer in connection with the Issuer's acquisition of Sulpizio. The shares of Common Stock acquired pursuant to these transactions are referred to herein as the "Shares."

     As part of the same transaction, Rentrak assigned all of its right, title and interest in two Warrant Certificates, previously issued to Rentrak by Issuer, to Mortco for no consideration. Mortco tendered such Warrant Certificates to the Issuer in exchange for two replacement warrants (the "Warrants"). One Warrant entitles Mortco to purchase 131,483 shares of Common Stock for an aggregate exercise price of $400,000.00. The second Warrant entitles Mortco to purchase 65,077 shares of Common Stock for an aggregate exercise price of $30,795.00. If Mortco exercises either Warrant or both Warrants, it expects to obtain the necessary funds for such exercise from its working
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                                                           Page 4 of 6

     capital. However, Mortco presently does not intend to exercise either Warrant.

ITEM 4.   PURPOSE OF TRANSACTION

     Mortco acquired the Shares and the Warrants as an investment and to facilitate the Issuer's continued growth and expansion by converting into Common Stock the debt of two PPT(R) participants that the Issuer has acquired. Mortco may sell the stock from time to time in the open market or in privately negotiated transactions, all in compliance with federal and state securities laws. Except as set forth in this Item 4, Mortco has no present intentions or proposals that relate to or that would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

     Mortco reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type described above.
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                                                           Page 5 of 6

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Mortco beneficially owns 1,196,572 shares of Common Stock, which represents approximately 9.93% of the issued and outstanding Common Stock (as determined after the closing of all transactions contemplated by the Restructured Debt Agreement). Mortco has sole voting power and sole dispositive power over all of the Common Stock that it presently holds, and upon the exercise of either Warrant or both Warrants would have sole voting and dispositive power over all shares of Common Stock obtained upon such exercise.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Effective March 25, 1998, Rentrak Mortco and Issuer entered into the Restructured Debt Agreement, wherein Rentrak agreed to convert an aggregate of $1,330,224.31 of indebtedness owing by Issuer into 665,112 shares of Common Stock issued to Mortco. Mortco also acquired the two Warrants, which entitle Mortco to purchase 131,483 shares of Common Stock for an aggregate exercise price of $400,000.00 and 65,077 shares of Common Stock for an aggregate exercise price of $30,795.00, respectively.

     Also effective March 25, 1998, the Issuer granted Mortco demand and piggyback registration rights under that certain Registration Rights Agreement, which covers all shares of Common Stock now or in the future held by Mortco. These rights are in addition to the demand and piggyback registration rights granted by the Issuer to Mortco under that certain Registration Rights Agreement, dated January 7, 1997.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A  -  Directors and Executive Officers of Mortco, Inc. and Rentrak
                   Corporation.

     Exhibit B  -  Restructured Debt Agreement, dated as of March 25, 1998, by and among Rentrak Corporation, Mortco, Inc., Video City, Inc., Sulpizio One, Inc., and Adventures in Video, Inc.

     Exhibit C  -  Warrant Certificate, dated March 25, 1998, executed by Video
                   City, Inc. in favor of Mortco, Inc.

     Exhibit D  -  Warrant Certificate, dated March 25, 1998, executed by Video
                   City, Inc. in favor of Mortco, Inc.
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                                                           Page 6 of 6

     Exhibit E  -  Registration Rights Agreement, dated March 25, 1998, between
                   Video City, Inc. and Mortco, Inc.

     Exhibit F  -  Registration Rights Agreement, dated January 7, 1997.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date

                                       MORTCO, INC.


                                       By: /s/ F. Kim Cox
                                           ------------------------------
                                           F. Kim Cox, Vice President and
                                           Secretary